RenaissanceRe Holdings Ltd.

Reanaissance House

12 Crow Lane

Pembroke HM 19, Bermuda

(441) 295-4513

May 17, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	RenaissanceRe Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-14428

Dear Mr. Rosenberg:

On behalf of RenaissanceRe Holdings Ltd. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated May 9, 2013 (the “Comment Letter”) relating to the above-referenced filing. We are working expeditiously to respond to the Comment Letter. We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before June 7, 2013. Please do not hesitate to contact me at (212) 728-8736 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,

/s/ Robert B. Stebbins

Robert B. Stebbins

cc:	Vanessa Robertson
Mary Mast
Jeffrey D. Kelly
Mark A. Wilcox
Stephen H. Weinstein, Esq.